October 16, 2006
MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Pride International, Inc.

RE:	Extension for Submission of Response to SEC Staff Comments dated September 28, 2006 and October 2, 2006
     We received comments from the Staff of the SEC by letters dated September 28, 2006 and October 2, 2006 regarding our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the quarter ended March 31, 2006. As discussed with Ms. Shannon Buskirk of the Staff, we intend to submit our response to the Staff’s comments during the week of October 30, 2006.
     Please contact Brian Voegele, Doug Smith or Greg Looser of Pride at (713) 789-1400 or Tull Florey of Baker Botts L.L.P. at (713) 229-1379 with any questions.